August 7, 2013	Fulbright & Jaworski LLP
666 Fifth Avenue, 31st Floor
New York, New York 10103-3198
United States

Tel +1 212 318 3000
Fax +1 212 318 3400
nortonrosefulbright.com

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Randgold Resources Limited
Form 20-F for the Year Ended December 31, 2012
Filed March 29, 2013
File No. 000-49888

Ladies and Gentlemen:

On behalf of Randgold Resources Limited (the “Company”), we acknowledge receipt by the Company of the letter dated July 25, 2013 (the “Comment Letter”) of the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission regarding the above referenced Annual Report on Form 20-F of the Company.

The Comment Letter requires that the Company either respond to the comments in the Comment Letter within 10 business days or inform the Staff when the Company will provide a response. This correspondence is to confirm a verbal request for an extension that was granted by Nasreen Mohammed of the Staff in a phone conversation with the undersigned on August 7, 2013. The Staff informed us that the Company’s response is due on August 23, 2013. The Company will formally respond to the Commission on or before August 23, 2013.

We are grateful for the Staff’s assistance in this matter. Please do not hesitate to call me at (212) 318-3092 with any questions you may have.

Very truly yours,

/s/ Steven Suzzan

Steven Suzzan

cc:	Tia L. Jenkins, Senior Assistant Chief Accountant

Jamie Kessel, Staff Accountant

Nasreen Mohammed, Assistant Chief Accountant

D. Mark Bristow, Randgold Resources Limited

Graham P. Shuttleworth, Randgold Resources Limited

Fulbright & Jaworski LLP is a limited liability partnership registered under the laws of Texas.

Fulbright & Jaworski LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP, Norton Rose Fulbright South Africa (incorporated as Deneys Reitz, Inc.), each of which is a separate legal entity, are members of Norton Rose Fulbright Verein, a Swiss Verein. Details of each entity, with certain regulatory information, are at nortonrosefulbright.com. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients.